Exhibit 99.2

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                                 Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               129,296            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,007,274           0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0           11            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                           Final Balance - New members was added
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               132,419            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,010,398           0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]



                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 138              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 138              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  17              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                  Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                          %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  17              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,452            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                  Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,452            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                  Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                6,140             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                  Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                6,140             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  9               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  9               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------



(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

 (3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]


                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                     [AMAZONIA CELULAR LOGO GRAPHIC OMITTED]



                                CONSOLIDATED FORM
                 Management and Related Persons' Negotiation of
                        Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                  Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                              Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
-------------------------------------------------------------------------------------------------------------------------

                                                                                                         %
                                                                                        ---------------------------------
 Securities/                                                                                Same Class        Total
 Derivatives                 Securities Characteristics (2)                  Quantity        and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.